

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2025

Earl Armstrong
Chief Financial Officer
HOOKER FURNISHINGS Corp
440 East Commonwealth Boulevard
Martinsville, VA 24112

> **Re: HOOKER FURNISHINGS Corp**
> **Form 10-K for the Fiscal Year Ended February 2, 2025**
> **File No. 000-25349**

Dear Earl Armstrong:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing